VIA EDGAR

September 1, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Alan Campbell

Re:	LumiraDx Limited
Acceleration Request for Registration Statement on Form F-4
File No. 333-257745

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), LumiraDx Limited (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 3, 2021, at 9:00 a.m., Eastern time, or as soon thereafter as practicable, unless the Company or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. Once the Registration Statement is effective, please orally confirm the event with our outside counsel by calling Paul R. Rosie of Goodwin Procter LLP at (617) 570-1724.

If you have any questions regarding this request, please contact Paul R. Rosie of Goodwin Procter LLP at (617) 570-1724.

Sincerely, LUMIRADX LIMITED

/s/ Ron Zwanziger
Ron Zwanziger Chief Executive Officer

cc:	Veronique Ameye, Esq., Executive Vice President & General Counsel, LumiraDx Limited
Edwin M. O’Conner, Esq., Goodwin Procter LLP
Paul R. Rosie, Esq., Goodwin Procter LLP